UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A

Or

[ ] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended April 30, 2023

HNO INTERNATIONAL, INC.

(Exact name of issuer as specified in its charter)

Nevada	20-2781289
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

41558 Eastman Drive

Suite B

Murrieta, CA 92562

(Full mailing address of principal executive offices)

(951) 305-8872

(Issuer’s telephone number, including area code)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Semi-Annual Report on Form 1-SA (“Report”) of HNO International, Inc. (the “Company”, “HNOI”, “we”, “our” or “us”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Report or in the information incorporated by reference into this Report.

The forward-looking statements included in this Semi-Annual Report on Form 1-SA are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market condition and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, taking into account the information currently available to us, our actual performance, results and achievements or outcomes could differ materially from those set forth in the forward-looking statements.

You are cautioned not to place undue reliance on any forward-looking statements included in this Semi-Annual Report. All forward-looking statements are made as of the date of this Semi-Annual Report on Form 1-SA, and the risk that actual results will differ materially from the expectations expressed in this Semi-Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Semi-Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Semi-Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Semi-Annual Report will be achieved.

HNO INTERNATIONAL, INC.

SEMI-ANNUAL REPORT ON FORM 1-SA

For the Period ended April 30, 2023

TABLE OF CONTENTS

ITEM 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	2

ITEM 2.	OTHER INFORMATION	4

ITEM 3.	FINANCIAL STATEMENTS	F-1

ITEM 4.	EXHIBITS	5

1

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information discussed in this item should be read together with the Company’s financial statements and related notes appearing under Item 3 of this Semi-Annual Report.

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto appearing under Item 3 elsewhere in this Report. Our fiscal year end is October 31st. Our financial statements are prepared in accordance with Generally Accepted Accounting Principles. This Report may contain forward-looking information within the meaning of the federal securities laws, which involve known and unknown risks, uncertainties and other important factors which may impact our actual results.

Overview

HNO International focuses on systems engineering design, integration, and product development to generate green hydrogen-based clean energy solutions to help businesses and communities decarbonize in the near term.

HNO stands for Hydrogen and Oxygen and our experienced management team has over 13 years of expertise in the green hydrogen production industry.

HNO International provides green hydrogen systems engineering design, integration, and products to multiple markets, which include: (i) the zero-emission vehicle and mobile equipment market consisting of hydrogen fuel cell electric passenger vehicles, material handling equipment such as forklifts and airport ground support equipment, as well as the medium and heavy-duty truck market; (ii) the current and emerging hydrogen gas markets encompassing ammonia, fertilizer, steel, mining, electronics, semiconductors, and fuel cell electric vehicles; (iii) and the gasoline and diesel engine emissions and maintenance reduction product and services market.

On May 16, 2023, the Company began accepting subscription agreements from investors as part of a $75 million offering under Regulation A.

Results of Operations

Revenue - for the six months ended April 30, 2023 and 2022

For the six months ended April 30, 2023, revenue generated from hydrogen engineering services and combustion solutions was $13,000 compared to $17,225 for the three months ended April 30, 2022. The revenues are mainly attributable to the Company’s ability to secure contracts for hydrogen engineering services and combustion solutions during the current year.

Operating Expenses – for the six months ended April 30, 2023 and 2022

Operating expenses for the six months ended April 30, 2023, were $515,221 compared to $439,577 for the same period in 2022. This is attributable to the Company’s efforts to expand operations, which resulted in increased costs related to contract labor and general and administrative expenses. As 2022 progressed, we experienced a significant increase in hiring contract labor to support our Research and Development program. We also expanded our staff to support increased sales and marketing efforts.

Net Loss - for the six months ended April 30, 2023 and 2022

Net loss for the six months ended April 30, 2023, was $502,221 compared to a net loss of $422,352 during the same period in 2022.

General and Administrative, and Contract Labor Expenses - for the six months ended April 30, 2023 and 2022

General and Administrative, and Contract Labor expenses were $293,788 for the six months ended April 30, 2023, as compared to $136,784 during the same period in 2022. Operating expenses changed due to the Company’s efforts to expand operations, resulting in increased costs related to contract labor and general and administrative expenses.

2

Liquidity and Capital Resources - for the six months ended April 30, 2023 and 2022

The Company's cash balance of $13,218 as of April 30, 2023, combined with the profits from its operations, is not sufficient to maintain operations. Therefore, the Company will need to raise additional funds to support its operations and growth plans. The Company's cash balance on April 30, 22, was $64,700 for a difference of $51,482.

Financing Activities - for the six months ended April 30, 2023 and 2022

For the six months ended April 30, 2023, the Company received $532,000 in financing. For the three months ended April 30, 2023, the Company received $540,000 in financing.

Going Concern

The Company’s financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During the six months ended April 30, 2023, the Company incurred a net loss of $502,221 and used cash in operating activities of $476,667, and on April 30, 2023, had stockholders’ deficit of $1,226,120. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and the classification of liabilities that might result from this uncertainty.

Liquidity and Capital Resources

There are no external sources of liquidity available to the Company at this time. The Company will need to raise additional capital through equity financings or other means in order to continue operations and meet its obligations. Failure to obtain additional funding could have a material adverse effect on our financial condition and the results of operations.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements with any party.

Critical Accounting Policies

Our discussion and analysis of results of operations and financial condition are based upon our condensed financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these condensed financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis, including those related to provisions for uncollectible accounts receivable, inventories, valuation of intangible assets and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Trend Information

Production, Sales, and Inventory

HNOI, a company specializing in green hydrogen production, has seen significant growth in demand for its services. The company is capitalizing on its expertise in the design, manufacturing, and operation of mid-scale hydrogen production plants and building a network of hydrogen refueling stations. HNOI is also in the process of securing hydrogen offtake for their Houston hydrogen production facility, which is set to begin hydrogen production in early 2024.

The green hydrogen market, valued at around $140 billion in 2020, is expected to grow significantly in the coming years. The global green hydrogen market is projected to grow at a compound annual growth rate (CAGR) of over 30% from 2021 to 2028, according to industry reports. This growth is driven by increasing demand for clean energy, declining renewable energy and hydrogen production technologies costs, and supportive government policies. In addition, there is a growing demand for hydrogen refueling stations, with the market expected to expand as more companies seek to adopt clean energy solutions. HNOI plans to begin taking preorders for hydrogen refueling stations in late 2023, indicating a strong demand for these stations.

3

State of the Order Book

HNOI is currently fulfilling orders for Hydrogen carbon cleaners. After the initial five orders, HNOI leadership expects ongoing and consistent orders. Additionally, HNOI's EV division has six proposals out for EV charging installations. The electric vehicle (EV) charging station market is projected to grow significantly in the coming years, driven by the growth of the EV market, government incentives to support the growth of the EV market, and the increasing need for charging solutions for EV drivers.

Costs and Selling Prices

HNOI has established partnerships with multiple US-based, low-cost suppliers of quality subcomponents. This strategy ensures a strong supply chain and cost competitiveness. HNOI leadership continues to conduct thorough analyses of supply chains to ensure they remain competitive and stable.

Known Trends, Uncertainties, Demands, Commitments, or Events

The US Government has recently taken active measures to promote the green hydrogen production market as part of its commitment to reducing carbon emissions and promoting renewable energy. One such measure is the provision of generous tax incentives to companies involved in the production of green hydrogen. These incentives can amount to as much as $3.00 per kilogram under the Production Tax Credit (PTC) for the first 10 years of a project.

This measure has the potential to significantly increase the profitability of green hydrogen production and make it a more attractive option for energy companies. It could also accelerate the shift towards renewable energy and contribute to a reduction in carbon emissions. HNOI, with its focus on clean energy solutions, is well-positioned to take advantage of these incentives and the consequent growth in the green hydrogen market.

Additionally, the government's EV infrastructure incentives are expected to drive more sales in the EV charging installations sector. These legislative actions, along with the increasing demand for clean energy solutions and the expected growth in the green hydrogen market, could have a material effect on HNOI's future operating results or financial condition.

However, the exact impact of these incentives on HNOI's operations and financial condition will depend on a number of factors, including the specifics of the tax incentive scheme, the pace of development in the green hydrogen market, and HNOI's ability to leverage these incentives effectively.

Item 2. Other Information

None.

4

Item 3. Financial Statements

HNO INTERNATIONAL, INC.

For the Six Months Ended April 30, 2023

NOTICE OF NO AUDITOR REVIEW OF UNAUDITED CONDENSED FINANCIAL STATEMENTS

The accompanying unaudited condensed financial statements of HNO International, Inc. for the six months ended April 30, 2023, have been prepared by and are the responsibility of the Company's management. The auditor of HNO International, Inc. has not performed a review of the accompanying unaudited condensed financial statements.  In the opinion of management, all adjustments necessary have been reflected accordingly.

F-1

HNO INTERNATIONAL, INC. CONDENSED BALANCE SHEETS (Unaudited)

	April 30,	October 31,
	2023	2022

ASSETS
Current Assets
Cash	$13,218	$51,109
Due from related party	56,392	56,392
Total Current Assets	69,610	107,501

Non-Current Assets
Property and equipment, net	89,974	—
Intangible assets, net	81,404	—
Security deposits	—	6,800
Total Non-Current Assets	171,378	6,800
TOTAL ASSETS	$240,988	$114,301

LIABILITIES AND STOCKHOLDERS' DEFICIT
LIABILITIES
Current Liabilities
Accrued interest payable	27,108	14,725
Notes payable, related party	850,000	620,000
Total Current Liabilities	877,108	634,725

Long term notes payable, related party	590,000	590,000
Total Liabilities	1,467,108	1,224,725

STOCKHOLDERS’ DEFICIT
Preferred stock, par value $0.001 per share; 15,000,000 shares authorized
Series A, par value $0.001 per share; 10,000,000 shares authorized; 10,000,000 and 5,000,000 shares issued and outstanding as of April 30, 2023 and October 31, 2022, respectively	10,000	5,000
Common stock, par value $0.001 per share; 985,000,000 shares authorized; 409,290,299 and 105,265,299 shares issued and outstanding as of April 30, 2023 and October 31, 2022, respectively	409,290	105,265
Common stock subscription receivable	(10,000)	(10,000)
Additional paid-in capital	39,035,421	38,957,921
Accumulated deficit	(40,670,831)	(40,168,610)
Total Stockholders’ Deficit	(1,226,120)	(1,110,424)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$240,988	$114,301

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-2

HNO INTERNATIONAL, INC. CONDENSED STATEMENTS OF OPERATIONS (Unaudited)

	For the Six Months Ended April 30,
	2023	2022

Revenue	$13,000	$17,225
Gross Profit	13,000	17,225

Operating expenses
Share based compensation	2,025	—
Advertising and marketing	3,000	4,250
Contract labor	289,912	130,615
Depreciation and amortization	4,346	—
General and administrative expenses	3,876	6,169
Interest expense	12,380	4,316
Legal and accounting fees	54,785	12,602
Professional fees	65,390	168,287
Payroll expenses	43,717	58,775
Rent	30,238	20,400
Travel expenses	3,908	32,861
Utilities	1,644	1,302
Total Operating Expenses	515,221	439,577

Loss from Operations	$(502,221)	$(422,352)
Net Loss	$(502,221)	$(422,352)
PER SHARE AMOUNTS
Basic and diluted net loss per share	(0.00)	(0.05)
Weighted average number of common shares outstanding - basic and diluted	286,817,647	7,988,749

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-3

HNO INTERNATIONAL, INC. CONDENSED STATEMENTS OF STOCKHOLDERS' DEFICIT For the six months ended April 30, 2023 and 2022 (Unaudited)
	Series A Preferred Stock		Common Stock		Stock	Share Subscription	Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Payable	Receivable	Capital	Deficit	Deficit

Balance at October 31, 2021	10,000,000	10,000	95,265,299	95,265	—	—	38,797,921	(38,942,301)	(39,115)
Shares issued for acquisition	—	—	20,000	20	—	—	(10)	—	10
Net loss for the three months ended January 31, 2022	—	—	—	—	—	—	—	(130,503)	(130,503)
Balance at January 31, 2022	10,000,000	$10,000	95,285,299	$95,285	$—	$—	$38,797,911	$(39,072,804)	$(169,608)
Shares issued for consulting services	—	—	10,000,000	10,000	—	—	(5,000)	—	5,000
Net loss for the three months ended April 30, 2022	—	—	—	—	—	—	—	(291,852)	(291,852)
Balance at April 30, 2022	10,000,000	$10,000	105,285,299	$105,285	$—	$—	$38,792,911	$(39,364,656)	$(456,460)

Balance at October 31, 2022	5,000,000	5,000	105,265,299	105,265	—	(10,000)	38,957,921	(40,168,610)	(1,110,424)
Common stock issued for cash	—	—	182,000,000	182,000	—	—	—	—	182,000
Common stock based compensation	—	—	2,025,000	2,025	—	—	—	—	2,025
Common stock issued for settlement of debt	—	—	20,000,000	20,000	—	—	—	—	20,000
Common stock to be issued from cash proceeds	—	—	—	—	100,000	—	—	—	100,000
Series A preferred issued pursuant to patent agreement	5,000,000	5,000	—	—	—	—	77,500	—	82,500
Net loss for the three months ended January 31, 2023	—	—	—	—	—	—	—	(207,835)	(203,491)
Balance at January 31, 2023	10,000,000	$10,000	309,290,299	$309,290	$100,000	$(10,000)	$39,035,421	$(40,376,445)	$(931,734)
Common stock issued for cash	—	—	100,000,000	100,000	(100,000)	—	—	—	—
Net loss for the three months ended April 30, 2023	—	—	—	—	—	—	—	(294,386)	(294,386)
Balance at April 30, 2023	10,000,000	$10,000	409,290,299	$409,290	$—	$(10,000)	$39,035,421	$(40,670,831)	$(1,226,120)

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-4

HNO INTERNATIONAL, INC. CONDENSED STATEMENTS OF CASH FLOWS (Unaudited)

	For the Six Months Ended April 30,
	2023	2022

Cash Flow from Operating Activities
Net loss for the period	$(502,221)	$(422,352)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,346	—
Share based compensation	2,025	—
Changes in operating assets and liabilities:
Increase (Decrease) in accounts payable	—	(1,932)
Increase (Decrease) in accounts receivables	—	(50,000)
(Increase) Decrease in due from related party	—	1,425
(Increase) Decrease in security deposit	6,800	(6,800)
Increase in accrued interest payable	12,383	4,359
Net Cash Used in Operating Activities	(476,667)	(475,300)

Cash Flows from Financing Activities
Proceeds from related party note payable	250,000	520,000
Purchase of property and equipment	(93,224)	—
Proceeds from sale of common stock	282,000	10
Proceeds from convertible note payable	—	20,000
Net Cash Provided by Financing Activities	438,776	540,010

Cash Flows from Investing Activities
Proceeds from sale of investment	—	(10)
Net cash provided by (used in) investing activities	—	(10)

Net increase in cash	(37,891)	64,700
Cash at beginning of period	51,109	—
Cash at end of period	$13,218	$64,700

Supplemental Disclosure of Interest and Income Taxes Paid:
Interest paid during the period	$—	$—
Income taxes paid during the period	$—	$—

Supplemental Disclosure for Non-Cash Investing and Financing Activities:
Series A preferred stock issued pursuant to patent agreement	$82,500	$—
Common stock issued for conversion of debt	$20,000	$—
Common stock issued for acquisition	$—	$10

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-5

HNO INTERNATIONAL, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

APRIL 30, 2023

NOTE 1 – ORGANIZATION AND BASIS OF ACCOUNTING

Organization

HNO International, Inc. (the “Company”) was incorporated in the State of Nevada on May 2, 2005 under the name American Bonanza Resources Limited. On August 4, 2009, the Company acquired Clenergen Corporation Limited (UK), a United Kingdom corporation (“Limited”), and succeeded to the business of Limited. Limited acquired the assets of Rootchange Limited, a biofuel and biomass research and development company, in April 2009. On March 19, 2009, the Company changes its name to Clenergen Corporation. On July 8, 2020, the Company changed its name to Excoin Ltd. and on August 31, 2021, the Company changed its name to HNO International, Inc. its current name.

The Company specializes in the design, integration, and development of green hydrogen-based clean energy technologies. With the Company’s management having over 13 years of experience in the field of green hydrogen production, the Company is committed to providing scalable products that help businesses and communities decarbonize, reduce emissions, and cut operational costs. HNO stands for Hydrogen and Oxygen. The Company is at the forefront of developing innovative solutions, such as the Compact Hydrogen Refueling System (CHRS) and the Compact Hydrogen Production System (CHPS), which can be used to produce green hydrogen for various applications including fuel cell electric vehicles, hydrogen internal combustion engines, heating, and cooking. The CHPS is highly scalable, capable of producing 100-2,000 (or more) kilograms of hydrogen per day for commercial use in various applications. In addition, the Company develops energy systems that complement the zero-emissions EV infrastructure, reduce harmful emissions, and cut maintenance costs of commercial diesel fleets. By integrating components from leading industry partners, the Company aims to transition fossil fuels to cleaner alternatives and promote lower emissions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for financial.

Use of Estimates

The preparation of the condensed financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed financial statements and the reported amount of revenues and expenses during the reporting period. The management makes its best estimate of the outcome for these items based on information available when the condensed financial statements are prepared.

Employee Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718 Compensation - Stock Compensation (“ASC 718”). ASC 718 addresses all forms of share-based payment (“SBP”) awards including shares issued under employee stock purchase plans and stock incentive shares. Under ASC 718 awards result in a cost that is measured at fair value on the awards’ grant date, based on the estimated number of awards that are expected to vest and will result in a charge to operations.

Property and equipment

Property and equipment are carried at cost and, less accumulated depreciation. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposal. The Company examines the possibility of decreases in the value of property and equipment when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

F-6

The Company’s property and equipment mainly consists of computer and laser equipment. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 3-7 years.

Adoption of Recent Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

NOTE 3 – GOING CONCERN

At April 30, 2023, we had a deficit of $40,670,831. We have not been able to generate sufficient cash from operating activities to fund our ongoing operations. We will be required to raise additional funds through public or private financing, additional collaborative relationships or other arrangements until we are able to raise revenues to a point of positive cash flow. We are evaluating various options to further reduce our cash requirements to operate at a reduced rate, as well as options to raise additional funds, including obtaining loans and selling common stock. There is no guarantee that we will be able to generate enough revenue and/or raise capital to support operations.

Based on the above factors, substantial doubt exists about our ability to continue as a going concern for one year from the issuance of these condensed financial statements.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	April 30, 2023	October 31, 2022
Small Equipment	$8,879	$—
Large Equipment	84,345	—
Property and Equipment, Gross	$93,224	$—
Less: accumulated depreciation	(3,250)	—
Property and Equipment, Net	$89,974	$—

Depreciation expense for the six months ended April 30, 2023 and 2022 was $3,250 and $0, respectively.

NOTE 5 – INTANGIBLE ASSETS

Patents Acquired Under Patent Purchase Agreement

On January 24, 2023, the Company entered into a Patent Purchase Agreement with Donald Owens, the Company's Chairman of the Board of Directors, to acquire several patents related to hydrogen supplemental systems for on-demand hydrogen generation for internal combustion engines and a method and apparatus for increasing combustion efficiency and reducing particulate matter emissions in jet engines. In exchange for these patents, the Company issued 5,000,000 shares of its Series A Preferred Stock to Mr. Owens, valued at $82,500.

The details of the patents acquired are listed in the table below, which includes information on the patent numbers, titles, and status in various countries.

F-7

COUNTRY	APPLN NO	PATENT NUMBER	TITLE	STATUS
US	13/844,267	8,757,107	HYDROGEN SUPPLEMENTAL SYSTEM FOR ON-DEMAND HYDROGEN GENERATION FOR INTERNAL COMBUSTION ENGINES	Issued
US	13/922,351	9,453,457	HYDROGEN SUPPLEMENTAL SYSTEM FOR ON-DEMAND HYDROGEN GENERATION FOR INTERNAL COMBUSTION ENGINES	Issued
US	14/016,388	9,476,357	METHOD AND APPARATUS FOR INCREASING COMBUSTION EFFICIENCY AND REDUCING PARTICULATE MATTER EMISSIONS IN JET ENGINES	Issued
US	14/326,801	9,267,468	HYDROGEN SUPPLEMENTAL SYSTEM FOR ON-DEMAND HYDROGEN GENERATION FOR INTERNAL COMBUSTION ENGINES	Issued
US	17/047,041	10,920,717	HYDROGEN PRODUCING SYSTEM AND DEVICE FOR IMPROVING FUEL EFFICIENCY AND REDUCING EMISSIONS OF INTERNAL COMBUSTION AND/OR DIESEL ENGINES	Issued
AUSTRALIA	2019405749	2019405749	HYDROGEN PRODUCING SYSTEM AND DEVICE FOR IMPROVING FUEL EFFICIENCY AND REDUCING EMISSIONS OF INTERNAL COMBUSTION AND/OR DIESEL ENGINES	Issued
CHINA	201980092511.1		HYDROGEN PRODUCING SYSTEM AND DEVICE FOR IMPROVING FUEL EFFICIENCY	Pending
EUROPE	19900413.6.		HYDROGEN PRODUCING SYSTEM AND DEVICE FOR IMPROVING FUEL EFFICIENCY	Pending
JAPAN	2021-535288		HYDROGEN PRODUCING SYSTEM AND DEVICE FOR IMPROVING FUEL EFFICIENCY	Pending

Intangible assets at April 30, 2023 and October 31, 2022, consisted of the following:

	Useful Life (yr)	April 30, 2023	October 31, 2022
Patents	20	$82,500	$—
Less: accumulated amortization		(1,096)	—
Intangible Assets, net		$81,404	$—

Amortization expense for the six months ended April 30, 2023 and 2022 was $1,096 and $0, respectively.

NOTE 6 – COMMON STOCK

The Company is authorized to issue 985,000,000 shares of common stock, par value $001.

Increase in Authorized Capital Stock

On January 4, 2023, the Board of Directors and a majority of the Company’s stockholders approved the proposal to increase the number of shares of capital stock that the Company is authorized to issue to 1,000,000,000. On January 6, 2023, the Company filed a Certificate of Amendment to the Articles of Incorporation with the Secretary of State of Nevada to increase the total authorized capital from 510,000,000 shares to 1,000,000,000 shares consisting of 985,000,000 shares of common stock, par value $0.001, and 15,000,000 shares of preferred stock, par value $0.001.

F-8

Stock Issued

On December 9, 2020, the Company issued 95,000,000 shares of common stock to Douglas Anderson for consulting services totaling $95,000. Subsequently, in a private transaction the 95,000,000 shares of Common Stock were transferred to were transferred to HNO Green Fuels Inc., a Nevada corporation, of which Donald Owens is Chief Executive Officer/control person.

On December 9, 2020, the Company issued 5,000,000 shares of common stock to Eden Capital LLC for consulting services totaling $5,000. On September 22, 2021, these shares were returned to the company and cancelled due to new management and these consulting services no longer required.

On September 20, 2020, the Company entered into a consulting agreement with DWC, LLC. Pursuant to the terms of the consulting agreement DWC, LLC is to receive 4,000,000 restricted shares of the Company’s common stock in exchange for corporate consulting services to be performed. In addition, DWC, LLC has agreed to pay par value of the shares. As of the year ended October 31, 2020, these shares had not yet been issued and were recorded as a stock payable and payment of par value of the shares was recorded as a stock subscription receivable. On December 9, 2020, these shares were issued. On October 14, 2021, these shares were returned to the Company and cancelled due to new management and these consulting services no longer required.

On November 13, 2021, Company entered into a Share Exchange Agreement by and between Company and Donald Owens (the “Share Exchange Agreement”), who was the sole shareholder of HNO Hydrogen Generators, Inc., owning 10,000 shares of common stock, par value $0.001 per share, of HNO Hydrogen Generators, Inc. (the “HNO Delaware Shares”); pursuant to which the Company agreed to acquire the HNO Delaware Shares from Mr. Owens in exchange for the issuance by the Company to Mr. Owens of 20,000 shares of common stock, par value $0.001 per share, of the Company. The Share Exchange Agreement and the transactions set forth therein were approved by the Company’s Board on November 13, 2021 and transactions closed on the same day, at which time HNO Hydrogen Generators, Inc., became a wholly owned subsidiary of the Company.

On August 22, 2022, the Company entered into a Termination of Share Exchange Agreement by and between the Company and Donald Owens, pursuant to which both parties agreed to cancel the Share Exchange Agreement dated November 13, 2021. Mr. Owens’ 20,000 shares of common stock were returned to the Company for cancellation and the 10,000 HNO Delaware Shares were returned to Mr. Owens. HNO Hydrogen Generators, Inc. is no longer a wholly owned subsidiary of the Company.

During the quarter ended January 31, 2023, the Company entered into Stock Subscription Agreements with Donald Owens, the Company’s Chairman of the Board of Directors, whereby the Company privately sold a total of 175,000,000 shares of its common stock, $0.001 par value per share, (“common stock”) for a cash purchase price of $175,000. Donald Owens is an “accredited investors (under Rule 506 (b) of Regulation D under the Securities Act of 1933, as amended). The $175,000 in proceeds from the sale of common stock will be used for operating capital. The shares are ‘restricted securities’ under Rule 144 of the Securities Act.

On January 17, 2023, the Company entered into a Stock Subscription Agreement with William Parker, a member of the Company’s Board of Directors, whereby the Company privately sold a total of 5,000,000 shares of its common stock, $0.001 par value per share, (“common stock”) for a cash purchase price of $5,000. William Parker is an “accredited investors (under Rule 506 (b) of Regulation D under the Securities Act of 1933, as amended). The $5,000 in proceeds from the sale of common stock will be used for operating capital. The shares are ‘restricted securities’ under Rule 144 of the Securities Act.

On January 11, 2023, the Company entered into a Stock Subscription Agreement with Hossein Haririnia, the Company’s Treasurer and a member of the Board of Directors, whereby the Company privately sold a total of 2,000,000 shares of its common stock, $0.001 par value per share, (“common stock”) for a cash purchase price of $2,000. Hossein Haririnia is an “accredited investors (under Rule 506 (b) of Regulation D under the Securities Act of 1933, as amended). The $2,000 in proceeds from the sale of common stock will be used for operating capital. The shares are ‘restricted securities’ under Rule 144 of the Securities Act.

F-9

The Company agreed to issue 20,000,000 shares of its common stock for settlement of the $20,000 note payable dated November 19, 2021 to HNO Green Fuels. The note matured on December 19, 2022 and was settled in full on December 26, 2022 with the issuance of these shares. The shares are ‘restricted securities’ under Rule 144 and the issuance of the shares was made in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act of 1933, as amended.

The Company's Board of Directors granted approval for the issuance of 2,025,000 shares of our common stock with a value of $0.001 on January 2, 2023, in exchange for services rendered to the Company. These shares are considered "restricted securities" under Rule 144 and were issued under the exemption provided by Section 4(a)(2) of the Securities Act of 1933, as amended.

On January 31, 2023, the Company entered into Stock Subscription Agreements with Donald Owens, the Company’s Chairman of the Board of Directors, whereby the Company privately sold a total of 100,000,000 shares of its common stock, $0.001 par value per share, (“common stock”) for a cash purchase price of $100,000. Donald Owens is an “accredited investors (under Rule 506 (b) of Regulation D under the Securities Act of 1933, as amended). The $100,000 in proceeds from the sale of common stock will be used for operating capital. The shares are ‘restricted securities’ under Rule 144 of the Securities Act.  As of January 31, 2023 these shares had not yet been issued and therefore were recorded as a stock payable. On February 1, 2023 these shares were issued.

Stock Receivable

On March 31, 2022, the Company issued 10,000,000 shares of common stock Vivaris Capital, LLC in exchange for $10,000 cash consideration. However, Vivaris Capital, LLC have not paid for the shares, and the Company has been unsuccessful in its attempts to collect the funds or have the shares returned.

As of April 30, 2023 and October 31, 2022, the Company had 409,290,299 and 105,265,299 shares of common stock issued and outstanding, respectively.

NOTE 7 – PREFERRED STOCK

The Company is authorized to issue 15,000,000 shares of preferred stock, par value $001.

Series A Preferred Stock

The Company is authorized to issue 10,000,000 shares of Series A preferred stock, par value $001. On October 14, 2019, the Company issued 10,000,000 shares of the Series A preferred stock to Custodian Ventures LLC, the company controlled by David Lazar, the Company’s former Chief Executive Officer for forgiveness of related party debt totaling $10,000. Subsequently, in private transactions the 10,000,000 shares of Series A Preferred were transferred. On August 16, 2022, Wilhelm Cashen, the Company’s former Chief Executive Officer, returned his 5,000,000 Series A preferred stock to the Company’s treasury.

On January 24, 2023, the Company issued 5,000,000 shares of its Series A Preferred Stock to Mr. Owens, valued at $82,500 for patents specified in Note 5.

As of April 30, 2023 and October 31, 2022, the Company had 10,000,000 and 10,000,000 shares of Series A preferred stock issued and outstanding, respectively.

NOTE 8 – CONVERTIBLE NOTES PAYABLE

On December 15, 2021, the Company issued a convertible note payable in the amount of $20,000. This note bears an interest rate of 1% per annum and is due on demand.

The note is convertible into shares of the Company's common stock at a discount price of twenty percent (20%) per share of the current market value or trading value, using a Basic Conversion Factor (BCF) specified in the note. The Noteholder has the option to convert the entire principal balance outstanding into common stock within one year from the date of execution of this note.

F-10

On August 8, 2022, this note was repaid in full by the Company with $20,000 in cash. As of April 30, 2023 and October 31, 2022, the Company had no convertible notes payable outstanding.

NOTE 9 – RELATED PARTY TRANSACTION

On October 14, 2019, the Company issued 10,000,000 shares of the Series A preferred stock to Custodian Ventures LLC, the company controlled by David Lazar, the Company’s former Chief Executive Officer for forgiveness of related party debt totaling $10,000.

During the year ended October 31, 2020 and October 31, 2019, Custodian Ventures, LLC paid a total of $10,104 of expenses on behalf of the Company for payment of registration, accounting and legal fees. This loan was unsecured, non-interest bearing, and had no specific terms for repayment. During the year ended October 31, 2020, $10,104 was forgiven by Custodian Ventures LLC and the Company has recorded it as additional paid in capital.

During the year ended October 31, 2020 and six months ended April 30, 2021, Douglas Anderson, the Company’s former Chief Executive Officer, contributed $38,976 and $4,676 in cash to pay for operating expenses, respectively. This has been recorded as additional paid-in capital.

Notes Payable, Related Party

On November 19, 2021, the Company issued a note payable in the amount of $20,000 to HNO Green Fuels, of which Donald Owens is Chief Executive Officer. This note bears an interest rate of 2% per annum and had a maturity date of December 19, 2022.

On December 1, 2021, the Company issued a note payable in the amount of $500,000 to HNO Green Fuels, of which Donald Owens is Chief Executive Officer. This note bears an interest rate of 2% per annum and had a maturity date of January 1, 2023.

On May 31, 2022, the Company issued a note payable in the amount of $590,000 to HNO Green Fuels, of which Donald Owens is Chief Executive Officer. This note bears an interest rate of 2% per annum and has a maturity date of May 31, 2030.

On September 29, 2022, the Company issued a note payable in the amount of $50,000 to HNO Green Fuels, of which Donald Owens is Chief Executive Officer. This note bears an interest rate of 2% per annum and has a maturity date of September 29, 2023.

On October 20, 2022, the Company issued a note payable in the amount of $50,000 to HNO Green Fuels, of which Donald Owens is Chief Executive Officer. This note bears an interest rate of 2% per annum and has a maturity date of October 20, 2023.

The Company agreed to issue 20,000,000 shares of its common stock for settlement of the $20,000 note payable dated November 19, 2021 to HNO Green Fuels. The note matured on December 19, 2022 and was settled in full on December 26, 2022 with the issuance of these shares. The shares are ‘restricted securities’ under Rule 144 and the issuance of the shares was made in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act of 1933, as amended.

On March 1, 2023, the Company issued a note payable in the amount of $50,000 to HNO Green Fuels, of which Donald Owens is Chief Executive Officer. This note bears an interest rate of 2% per annum and has a maturity date of March 1, 2024.

On March 8, 2023, the Company issued a note payable in the amount of $50,000 to HNO Green Fuels, of which Donald Owens is Chief Executive Officer. This note bears an interest rate of 2% per annum and has a maturity date of March 8, 2024.

F-11

On March 23, 2023, the Company issued a note payable in the amount of $50,000 to HNO Green Fuels, of which Donald Owens is Chief Executive Officer. This note bears an interest rate of 2% per annum and has a maturity date of March 23, 2024.

On April 3, 2023, the Company issued a note payable in the amount of $50,000 to HNO Green Fuels, of which Donald Owens is Chief Executive Officer. This note bears an interest rate of 2% per annum and has a maturity date of April 3, 2024.

On April 13, 2023, the Company issued a note payable in the amount of $20,000 to HNO Green Fuels, of which Donald Owens is Chief Executive Officer. This note bears an interest rate of 2% per annum and has a maturity date of April 13, 2024.

On April 17, 2023, the Company issued a note payable in the amount of $30,000 to HNO Green Fuels, of which Donald Owens is Chief Executive Officer. This note bears an interest rate of 2% per annum and has a maturity date of April 17, 2024.

As of April 30, 2023 and October 31, 2022, these current and long-term notes payable had an outstanding balance of $1,440,000 and $1,210,000, respectively.

As of April 30, 2023 and October 31, 2022, the Company has recorded $27,108 and $14,725, respectively in accrued interest in connection with these notes in the accompanying condensed financial statements.

Due from Related Party

The Company loaned money to HNO Hydrogen Generators, a related party whose CEO is also the Chairman of the Company's Board of Directors. As of April 30, 2023 and October 31, 2022, the Company had a receivable of $56,392 and $56,392, respectively, from HNO Hydrogen Generators. This receivable is unsecured, non-interest bearing, and due on demand. The Company expects to collect the receivable amount.

NOTE 10 – SUBSEQUENT EVENTS

On June 9, 2023, the Company entered into a Stock Subscription Agreement with Hossein Haririnia, the Company’s Treasurer and a member of the Board of Directors, whereby the Company privately sold a total of 8,000,000 shares of its common stock, $0.001 par value per share, (“common stock”) for a cash purchase price of $8,000. Hossein Haririnia is an “accredited investors (under Rule 506 (b) of Regulation D under the Securities Act of 1933, as amended). The $8,000 in proceeds from the sale of common stock will be used for operating capital. The shares were issued as ‘restricted securities’ under Rule 144 of the Securities Act.

Subsequent to the quarter ended April 30, 2023, the Company issued 1,536,837 shares of common stock for cash of $1,536,827. The shares were issued pursuant to Regulation A.

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Item 4. Exhibits

Exhibit No.	Description
EX1A-2A	Certificate of Incorporation, as amended (Incorporated by reference to Offering Statement on Form 1-A filed March 22, 2023).
EX1A-2B	Amended and Restated Bylaws (Incorporated by reference to Offering Statement on Form 1-A filed March 22, 2023).
EX1A-4A	Form of Subscription Agreement (Incorporated by reference to Offering Statement on Form 1-A filed March 22, 2023).
EX1A-6A	Patent Purchase Agreement dated January 24, 2023 (Incorporated by reference to Offering Statement on Form 1-A filed March 22, 2023).

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HNO INTERNATIONAL, INC. (Exact name of issuer as specified in its charter)

By:	/s/ Paul Mueller
Name:	Paul Mueller
Title:	Chief Executive Officer
Date:	July 11, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By: /s/ Paul Mueller
Name: Paul Mueller
Title: Chief Executive Officer (Principal Executive Officer)
Date: July 11, 2023

By: /s/ Hossein Haririnia
Name: Hossein Haririnia
Title: Treasurer (Principal Accounting Officer)
Date: July 11, 2023

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